UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Health Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63633D104

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4683

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Andrew Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AdamsMark, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Springland Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorothy B. Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Adams Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adams Children’s Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adams Family Foundation II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63633D104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Andrew and Dorothy B. Adams Grandchildren’s Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,758,121

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,758,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,758,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.    Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of National Health Investors, Inc., a Maryland corporation (the “Company”), which has its principal executive offices located at 100 Vine Street, Murfreesboro, Tennessee 37130.

This Amendment amends and supplements the Schedule 13D dated as of October 5, 2006 (the “Original Schedule 13D”) filed by W. Andrew Adams (“Andy”), AdamsMark, L.P., a Washington limited partnership (“AdamsMark”), Springland Ventures, L.P., a Washington limited partnership (“Springland”), Dorothy B. Adams, who is the wife of Andy (“Dorothy”), The Adams Group, L.P., a Washington limited partnership (“Adams Group”), Adams Children’s Trust, a Tennessee trust (the “Children’s Trust”), Adams Family Foundation II, a Tennessee private foundation (the “Foundation”), and W. Andrew and Dorothy B. Adams Grandchildren’s Trust, a Tennessee trust (the “Grandchildren’s Trust” and collectively with Andy, AdamsMark, Springland, Dorothy, Adams Group, the Children’s Trust, and the Foundation, the “Reporting Persons”). The Original Schedule 13D described a proposal by Andy and AdamsMark of a transaction that, if approved and adopted by the Board of Directors of the Company (the “Board”) and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Initial Proposal”). In light of the rejection of the Initial Proposal by the special committee of independent members of the Board (the “Committee”), as disclosed in the Original Schedule 13D, Andy, on behalf of himself, AdamsMark, Springland, Dorothy, Adams Group, and the Children’s Trust (collectively, the “Proponents”), orally submitted a revised proposal to the Committee on November 8, 2006. That proposal, like the Initial Proposal, was for a transaction that, if approved and adopted by the Board and the stockholders of the Company, would result in the Common Stock no longer being publicly traded (the “Proposal”). Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Original Schedule 13D.

Item 2.    Identity and Background

Unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to read in its entirety as follows:

As more fully described in Item 4, the Proposal submitted by or on behalf of the Proponents, which was supported (but not made) by the Foundation and the Grandchildren’s Trust, contemplated the merger (the “Merger”) of the Company with an entity to be formed (the “Acquisition Entity”) that would hold shares of Common Stock contributed by certain stockholders of the Company under a separate agreement or arrangement with the Proponents (the “Designated Stockholders”). As a result of the Merger, all of the outstanding shares of Common Stock, other than shares held by the Acquisition Entity, would have been converted into cash or, at the election of each of the Company’s stockholders, shares of senior preferred stock of the Company as the survivor in the Merger (the “Surviving Entity”). It was anticipated that such cash would have been obtained through use of available funds and other liquid assets of the Company that would be the Surviving Entity’s upon and after the Merger and through third-party financing. Any of such shares of senior preferred stock of the Surviving Entity would have been issued by the Surviving Entity.

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is amended to read in its entirety as follows:

On November 8, 2006, Andy orally submitted the Proposal to the Committee on behalf of the Proponents. The Proposal and the Committee’s response to it are described below following a description of the background of the Proposal.

Background of the Proposal.  At a regular Board meeting on August 2, 2006, Andy requested the Board to authorize the release of confidential information of the Company to certain possible financing sources for the purpose of evaluating whether it would be feasible for him or any of his other affiliated entities to make a proposal to acquire the Company. The Board authorized the release of information, subject to a confidentiality agreement or obligation of the recipients, and appointed the Committee to receive and consider any such proposal that might be made.

On October 5, 2006, Andy and AdamsMark orally submitted the Initial Proposal, to acquire the Company through a merger of the Company with and into a newly formed limited partnership, for consideration by the Committee. Under the Initial Proposal, each outstanding share of Common Stock would have been converted in that merger into $30.00 in cash, a preferred equity interest in the surviving limited partnership having a value of $30.00, or a common equity interest in the surviving limited partnership having a value of $30.00, or any combination of cash or such equity interests, at the election of each stockholder of the Company. The number of stockholders that could have elected to receive each class of equity interests in the surviving limited partnership would have been limited, however, so that the surviving limited partnership would not have been required to register a class of equity securities under the Securities Exchange Act of 1934, as amended (the “Act”). The right of any holder to transfer any such equity interest after the merger would also have been restricted for the same reason. All of the shares of Common Stock owned of record by AdamsMark would have been converted into common equity interests in the surviving limited partnership. The merger would have been subject to third-party financing arranged by AdamsMark and to stockholders of the Company holding approximately $100 million of Common Stock (valued at the price per share in the Initial Proposal) electing to receive equity interests in the surviving limited partnership. The merger would have resulted in the surviving limited partnership being a privately held entity and the Company’s stockholders receiving the merger consideration in exchange for all of the outstanding shares of Common Stock.

Springland, Dorothy, Adams Group, the Children’s Trust, the Foundation and the Grandchildren’s Trust indicated that they supported the Initial Proposal.

On October 6, 2006, Andy and AdamsMark were informed that the Committee considered the price per share in the Initial Proposal to be inadequate and that the Committee desired more particular information about other aspects of the Initial Proposal.

Description of the Proposal.  The Proposal contemplated the Merger, in which all of the outstanding shares of Common Stock, other than those held by the Acquisition Entity (which would have been cancelled), would have been converted into cash in an amount per share greater than $30.00 (the “Per Share Merger Amount”) or shares of senior preferred stock of the Surviving Entity having a value equal to the Per Share Merger Amount (the “Senior Preferred Stock”), or a combination of cash and Senior Preferred Stock, at the election of each holder of such shares of Common Stock (collectively, the “Merger Consideration”). In the Merger, the equity interests in the Acquisition Entity would have been converted into shares of common stock and other capital stock (junior to the Senior Preferred Stock) of the Surviving Entity. As the result of the Merger, (1) the Surviving Entity would have been owned by the Designated Stockholders and any stockholders of the Company that elected to receive shares of Senior Preferred Stock in the Merger, and (2) the stockholders of the Company, other than the Acquisition Entity, would have received the Merger Consideration in exchange for the outstanding shares of Common Stock (which would no longer have been listed on the New York Stock Exchange and would have been eligible for termination of registration pursuant to Section 12(g)(4) of the Act). The Proposal was subject to two contingencies, third-party financing arranged by the Proponents and agreements with the Designated Stockholders.

At the meeting on November 8, 2006, the Committee indicated that, before it could consider the Proposal, it must have evidence that certain contingencies could be satisfied.

The Proponents intend to continue to work on a possible transaction with the Company that would result in their control or acquisition of the Company. They do not, however, have a current proposal to submit to the Committee or a plan or time schedule for submitting any such proposal.

Other than as set forth in the preceding paragraphs, the Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but such Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer

Item 5(a) and the first two paragraphs of Item 5(b) of the Original Schedule 13D are hereby amended to read in their entirety as follows:

(a)           The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock that such shares represent:

Name	Shares Beneficially Owned	Percentage of Outstanding Shares

W. Andrew Adams	2,758,121	9.9%

AdamsMark, L.P.	2,758,121	9.9%

Springland Ventures, L.P.	2,758,121	9.9%

Dorothy B. Adams	2,758,121	9.9%

The Adams Group, L.P.	2,758,121	9.9%

Adams Children’s Trust	2,758,121	9.9%

Adams Family Foundation II	2,758,121	9.9%

W. Andrew and Dorothy B. Adams Grandchildren’s Trust	2,758,121	9.9%

The percentage calculations are based upon 27,752,239 shares of Common Stock outstanding on November 3, 2006, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and filed with the Securities and Exchange Commission on November 6, 2006.

(b)           Andy is the sole general partner of AdamsMark and Springland and one of the trustees of the Children’s Trust, the Foundation and the Grandchildren’s Trust. The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act by virtue of their intention to act in concert regarding the Proposal – Andy, AdamsMark, Springland, Dorothy, Adams Group, and the Children’s Trust in submitting it, and the Foundation and the Grandchildren’s Trust in supporting it. Accordingly, each of the Reporting Persons may be deemed to beneficially own all of the shares beneficially owned by each other Reporting Person.

Andy shares voting and dispositive power with the other Reporting Persons over 546,621 shares of Common Stock which are owned directly by AdamsMark and over 44,000 shares of Common Stock which are owned directly by Springland. Andy shares voting and dispositive power with the other Reporting Persons over 1,864,043 shares of Common Stock which are owned directly by Adams Group and over 3,250 shares which are owned directly by the Children’s Trust. Dorothy is the sole general partner of Adams Group. Andy may be deemed to be the beneficial owner of the shares owned directly by Adams Group by virtue of influence over Dorothy’s decisions as the general partner of Adams Group with respect to the voting and disposition of those shares. Andy and Dorothy are the sole trustees of the Children’s Trust, and each of them as trustee has the power to act independently on behalf of the Children’s Trust. Andy shares voting and dispositive power with his five adult siblings, Robert G. Adams, Joanne Adams Coggin, Fred M. Adams, Carl E. Adams Jr. and A. B. Adams (collectively, the “Siblings”), and with the other Reporting Persons over 71,600 shares of Common Stock which are owned directly by The Carl E. and Jennie Mae Adams Grandchildren’s Trust (the “Second

Grandchildren’s Trust”). Andy and the Siblings are the trustees of the Second Grandchildren’s Trust. Andy shares voting and dispositive power with Dorothy, their three adult offspring, Andrew Adams, Andrea A. Brown and Anthony Adams (collectively, the “Offspring”), and with the other Reporting Persons over 222,307 shares of Common Stock owned directly by the Foundation and over 6,500 shares of Common Stock owned directly by the Grandchildren’s Trust. Andy, Dorothy and the Offspring are the sole trustees of the Foundation and of the Grandchildren’s Trust.

The last paragraph of Item 5(b) and all of Items 5(c), 5(d), and 5(e) of the Original Schedule 13D are unchanged.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged.

Item 7.    Material to be Filed as Exhibits

Unchanged.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 17, 2006		/s/ W. Andrew Adams
W. Andrew Adams

Adams Children’s Trust		AdamsMark, L.P.

By:	/s/ W. Andrew Adams	By:	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee		W. Andrew Adams, General Partner

Adams Family Foundation II		Springland Ventures, L.P.

By:	/s/ W. Andrew Adams	By:	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee		W. Andrew Adams, General Partner

W. Andrew and Dorothy B. Adams
Grandchildren’s Trust

By:	/s/ W. Andrew Adams	/s/ W. Andrew Adams
	W. Andrew Adams, Trustee	Dorothy B. Adams, by W. Andrew Adams,
Attorney-in-fact*

The Adams Group, L.P.

		By:	/s/ W. Andrew Adams
W. Andrew Adams,
Attorney-in-fact*

*	Signed by W. Andrew Adams as Attorney-in-fact under the Limited Power of Attorney dated as of October 6, 2006, filed as an Exhibit to the Original Schedule 13D